SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Cogent Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 Per Share
(Title of Class of Securities)

19240Q201
(CUSIP Number)

November 9, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19240Q201

1	Name of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,420,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,420,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500 (1)
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 8.03% (2)
12	Type of Reporting Person (See Instructions) PN

(1) Ally Bridge MedAlpha Master Fund L.P. was the record owner of 5,682 shares of the Series A Non-Voting Convertible Preferred Stock of the Issuer, which at Ally Bridge MedAlpha Master Fund L.P.’s option, were converted into 1,420,500 shares of Common Stock.

(2) Based on 17,690,845 shares of Common Stock outstanding as of November 19, 2020, as confirmed by the Issuer.

CUSIP No. 19240Q201

1	Name of Reporting Persons Ally Bridge MedAlpha Management L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,420,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,420,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500 (1)
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 8.03% (2)
12	Type of Reporting Person (See Instructions) PN

(1) Ally Bridge MedAlpha Management L.P. is the investment manager of Ally Bridge MedAlpha Master Fund L.P., and may be deemed to beneficially own the 1,420,500 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 17,690,845 shares of Common Stock outstanding as of November 19, 2020, as confirmed by the Issuer.

CUSIP No. 19240Q201

1	Name of Reporting Persons Ally Bridge MedAlpha Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,420,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,420,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500 (1)
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 8.03% (2)
12	Type of Reporting Person (See Instructions) OO

(1) Ally Bridge MedAlpha Management GP, LLC is the general partner of Ally Bridge MedAlpha Management L.P., which is the investment manager of Ally Bridge MedAlpha Master Fund L.P., and may be deemed to beneficially own the 1,420,500 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 17,690,845 shares of Common Stock outstanding as of November 19, 2020, as confirmed by the Issuer.

CUSIP No. 19240Q201

1	Name of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,420,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,420,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500 (1)
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 8.03% (2)
12	Type of Reporting Person (See Instructions) OO

(1) Ally Bridge Group (NY) LLC is the manager of Ally Bridge MedAlpha Master Fund L.P., and may be deemed to beneficially own the 1,420,500 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 17,690,845 shares of Common Stock outstanding as of November 19, 2020, as confirmed by the Issuer.

CUSIP No. 19240Q201

1	Name of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,420,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,420,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500 (1)
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 8.03% (2)
12	Type of Reporting Person (See Instructions) CO

(1) Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management L.P. acting through its general partner Ally Bridge MedAlpha Management GP, LLC manage Ally Bridge MedAlpha Master Fund L.P.’s investments. ABG Management Ltd. is the sole member of Ally Bridge Group (NY) LLC and Ally Bridge MedAlpha Management GP, LLC and may be deemed to beneficially own the 1,420,500 shares of Common Stock held by Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 17,690,845 shares of Common Stock outstanding as of November 19, 2020, as confirmed by the Issuer.

CUSIP No. 19240Q201

1	Name of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,420,500 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,420,500 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500 (1)
10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (11) 8.03% (2)
12	Type of Reporting Person (See Instructions) IN

(1) Mr. Fan Yu is in a position to directly or indirectly control the ultimate voting and disposition of the 1,420,500 shares of Common Stock owned Ally Bridge MedAlpha Master Fund L.P.

(2) Based on 17,690,845 shares of Common Stock outstanding as of November 19, 2020, as confirmed by the Issuer.

Item 1.

(a)	Name of Issuer: Cogent Biosciences, Inc. (“Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 200 Cambridge Park Drive, Suite 2500 Cambridge, Massachusetts 02140

Item 2.

(a)

Name of Person Filing:
This Schedule 13G is jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”):

Ally Bridge MedAlpha Master Fund L.P.

Ally Bridge MedAlpha Management L.P.

Ally Bridge MedAlpha Management GP, LLC

Ally Bridge Group (NY) LLC

ABG Management Ltd.

Mr. Fan Yu

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Ally Bridge Group (NY) LLC, 430 Park Avenue, 12th Floor, New York, NY 10022

(c)

Citizenship:
Ally Bridge MedAlpha Master Fund L.P., Ally Bridge MedAlpha Management L.P., Ally Bridge MedAlpha Management GP, LLC and ABG Management Ltd. are entities organized under the laws of the Cayman Islands.

Ally Bridge Group (NY) LLC is an entity organized under the laws of the State of Delaware.

Mr. Fan Yu a citizen of Hong Kong.

(d)	Title of Class of Securities: Common Stock, par value $0.001.
(e)	CUSIP Number: 19240Q201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G.
(b)	Percent of class: See Item 11 of the cover pages to this Schedule 13G.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of the cover pages to this Schedule 13G
	(ii)	Shared power to vote or to direct the vote See Item 6 of the cover pages to this Schedule 13G
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the cover pages to this Schedule 13G
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the cover pages to this Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2020

Ally Bridge MedAlpha Master Fund L.P. By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Manager

Ally Bridge MedAlpha Management L.P. By: Ally Bridge MedAlpha Management GP, LLC, its general partner
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge MedAlpha Management GP, LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge Group (NY) LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Fan Yu

By:	/s/ Fan Yu
	Name:	Fan Yu

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A

AGREEMENT

Each of the undersigned agrees that this Schedule 13G dated November 19, 2020 relating to the Common Stock, par value $0.001 per share of Cogent Biosciences, Inc. shall be filed on its behalf.

Ally Bridge MedAlpha Master Fund L.P.
By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Manager

Ally Bridge MedAlpha Management L.P. By: Ally Bridge MedAlpha Management GP, LLC, its general partner
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge MedAlpha Management GP, LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Ally Bridge Group (NY) LLC
By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
	Name:	Fan Yu
	Title:	Director

Fan Yu

By:	/s/ Fan Yu
	Name:	Fan Yu